   EXHIBIT 23.1

    Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the registration of 2,000,000 shares of common stock under the 1996 Employee Stock Purchase Plan of Millennium Pharmaceuticals, Inc. of our reports dated March 2, 2006, with respect to the consolidated financial statements and schedule of Millennium Pharmaceuticals, Inc., Millennium Pharmaceuticals, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Millennium Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
December 4, 2006